UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Centerplate, Inc. (f/k/a Volume Services America Holdings, Inc.)

(Name of Issuer)

Income Deposit Securities

(Title of Class of Securities)

15200E204

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15200E204	13G	Page 2 of 11 Pages

1.	Name of Reporting Person: Recreational Services L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 15200E204	13G	Page 3 of 11 Pages

1.	Name of Reporting Person: General Electric Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 15200E204	13G	Page 4 of 11 Pages

1.	Name of Reporting Person: General Electric Capital Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: Disclaimed (see 9 below)
	6.	Shared Voting Power: Disclaimed (see 9 below)
	7.	Sole Dispositive Power: Disclaimed (see 9 below)
	8.	Shared Dispositive Power: Disclaimed (see 9 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Beneficial ownership of all securities is disclaimed by General Electric Capital Services, Inc.
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): Not applicable (see 9 above)
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 15200E204	13G	Page 5 of 11 Pages

1.	Name of Reporting Person: General Electric Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: Disclaimed (see 9 below)
	6.	Shared Voting Power: Disclaimed (see 9 below)
	7.	Sole Dispositive Power: Disclaimed (see 9 below)
	8.	Shared Dispositive Power: Disclaimed (see 9 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Beneficial ownership of all securities is disclaimed by General Electric Capital Services, Inc.
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): Not applicable (see 9 above)
12.	Type of Reporting Person (See Instructions): CO

Item 1.

(a)

Name of Issuer: Centerplate, Inc.

(b)

Address of Issuer’s Principal Executive Offices: 2187 Atlantic Street, Stamford, CT 06902

Item 2.

(a)

Name of Person Filing

Recreational Services L.L.C. (“Recreational Services”);

General Electric Capital Corporation (“GE Capital”);

General Electric Capital Services, Inc. (“GECS”); and

General Electric Company (“GE”)

(b)

Address of Principal Business Office or, if none, Residence

The principal business office of each of Recreational Services, GE Capital and GECS is: c/o of General Electric Capital Corporation, 201 Merrit 7, Norwalk, CT 06851.

GE’s principal business office is located at 3135 Easton Turnpike, Fairfield, CT 06431.

(c)

Citizenship

Recreational Services – Delaware

GE Capital – Delaware

GECS – Delaware

GE – New York

(d)

Title of Class of Securities

Income Deposit Security

(e)

CUSIP Number

15200E204

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	/ /	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	/ /	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

In accordance with an amended and restated stockholders agreement with the Issuer, on December 5, 2007, Recreational Services L.L.C. (“Recreational Services”) exchanged a portion of the shares of common stock, par value $0.01 per share (“Common Stock”) of the Issuer previously reported as owned by it for 13.5% subordinated notes due 2013 of the Issuer, which the Issuer then combined with all the remaining shares of Common Stock previously held by Recreational Services to form the Income Deposit Securities that were sold in a secondary offering of the Issuer’s Income Deposit Securities.

As of December 5, 2007, the Reporting Persons no longer beneficially own any Income Deposit Securities.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  /X/

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RECREATIONAL SERVICES L.L.C.

By:

General Electric Capital Corporation, its Managing Member

By: /s/ Michael A. Gaudino

Name: Michael A. Gaudino

Title:   Vice President

Dated: February 13, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC CAPITAL CORPORATION

By: /s/ Michael A. Gaudino

Name: Michael A. Gaudino

Title:   Vice President

Dated: February 13, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By: /s/ Barbara A. Lane

Name: Barbara A. Lane

Title:   Authorized Signatory

Dated: February 13, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY

By: /s/ Barbara A. Lane

Name: Barbara A. Lane

Title:  Authorized Signatory

Dated: February 13, 2008